Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 20
DATED JULY 20, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 20 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 19 dated June 29, 2012 (which superseded all prior supplements).  Unless otherwise defined in this Supplement No. 20, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

We recently purchased the following properties (dollar amounts stated in thousands, except for per square foot amounts).

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Retail Properties

Dollar General Store –Odenville, AL	07/03/12	9,100	$934	8.22%	$81	$8.89	15.0	100%	100%

Dollar General Store –Enterprise, AL	07/03/12	9,002	$1,149	8.26%	$100	$11.07	15.0	100%	100%

Industrial Properties

Siemens Gas Turbine Service Division Building –Deer Park, TX	07/05/12	160,000	$17,800	6.70%	$1,270	$7.94	9.9	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

Two Dollar General Stores.  On July 3, 2012, we, through two wholly owned subsidiaries formed for this purpose, acquired fee simple interests in two Dollar General stores, a 9,100 square foot store located in Odenville, Alabama and a 9,002 square foot store located in Enterprise, Alabama.  We purchased the

Odenville property from an unaffiliated third party for a purchase price paid at closing equal to approximately $0.9 million and purchased the Enterprise property from an unaffiliated third party for a purchase price paid at closing equal to approximately $1.1 million. We funded each purchase price with proceeds from our offering.  The cap rates for the Odenville and Enterprise properties are approximately 8.22% and 8.26%, respectively, based on the purchase prices paid at closing.

Each store is leased to Dollar General Corporation (“Dollar General”), pursuant to a fifteen-year, triple-net lease expiring in 2027.  Each lease is renewable for five five-year terms.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to either property. There are three competitive properties located within approximately fifteen miles of the Odenville property, and three competitive properties located within approximately twenty miles of the Enterprise property.

Siemens Gas Turbine Service Division Building.  On July 5, 2012, we, through Inland Diversified Deer Park Deerwood Glen GP, L.L.C. and Inland Diversified Deer Park Deerwood Glen LP, L.L.C., wholly owned subsidiaries formed for this purpose, acquired a fee simple interest in a partnership, Inland Diversified Deer Park Deerwood Glen Limited Partnership, which owns a 160,000 square foot combination office and manufacturing facility used for the production of gas turbines.  The facility features 34- to 70-foot ceiling heights and includes 225 parking spaces, and the property encompasses sufficient land to allow us to expand the building, at the request of the tenant and at the tenant’s sole cost, by an additional 65,000 square feet, although we have no current plans to expand the facility.  The property is located in Deer Park, Texas, approximately seventeen miles east of Houston, near the Houston ship channel.

We purchased this property from an unaffiliated third party for approximately $17.8 million. Closing costs for this acquisition did not exceed $75,000.  We funded the purchase price paid at closing with proceeds from our offering and loan proceeds.  At closing, Inland Diversified Deer Park Deerwood Glen Limited Partnership entered into a loan secured by the property, in an amount equal to $9.8 million.  The loan matures on August 1, 2022, bears interest at a rate equal to 4.726% per annum and requires the borrower to make monthly payments of interest only.  The loan may be prepaid, in full, but not in part, any time after September 1, 2014, provided, however, that if the prepayment occurs before the date that is three months prior to the maturity date, the borrower will be required to pay a prepayment premium.  We have guaranteed the obligations of the borrower under this loan in certain circumstances.

The capitalization rate for this property is approximately 6.70% based on the purchase price paid at closing.

The property is 100% leased to Siemens Real Estate, a division of Siemens Corporation, on a triple-net basis and is used as the North American headquarters for its gas turbine service manufacturing division.  The lease has a remaining term of approximately ten years, expiring in May 2022.  The lease is renewable for three five-year terms.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are three competitive properties located within approximately ten miles of the property.

Our Debt Obligations

The following table summarizes, as of July 17, 2012, the material terms of any outstanding mortgages payable that we or our subsidiaries have obtained, or assumed at closing, that are secured by first priority mortgages on the noted properties (dollar amounts stated in thousands).   The information in this table supersedes and replaces the table set forth under “Summary Overview – Our Debt Obligations” set forth in Supplement No. 19.

Property Name	Date of Financing	Approximate Outstanding Principal Balance	Interest per Annum	Maturity Date

Hamilton Crossing	07/10/12	$15,638	5.10%	07/10/17
Siemens Gas Turbine Service Division Building	07/05/12	$9,790	4.726%	08/01/22
Saxon Crossing	06/25/12	$11,400	4.65%	07/01/22
Walgreens NE Portfolio (9 properties) (1)	06/13/12	$49,391	30-day LIBOR + 2.20%	12/10/18
Merrimack Village Center	06/08/12	$5,445	4.36%	07/06/22
Elementis Worldwide Global HQ	05/23/12	$9,625	4.875%	12/01/26
Shoppes at Branson Hills (2)	05/09/12	$20,300	30-day LIBOR + 2.25%	05/09/17
Eastside Junction	05/03/12	$6,270	4.60%	06/01/22
Shoppes at Hawk Ridge	04/12/12	$4,950	5.25%	04/12/17
Bayonne Crossing (3)	03/28/12	$45,000	4.08%	04/01/22
Landstown Commons	03/13/12	$50,140	Daily LIBOR + 2.25%	09/25/13
Dollar General properties (4)	02/02/12	$6,181	5.25%	02/02/17
Palm Coast Landing	01/27/12	$22,550	5.00%	03/01/22
Harvest Square	12/12/11	$6,800	4.65%	01/01/22
Fox Point	10/21/11	$10,837	30-day LIBOR + 2.25%	10/21/16
Fairgrounds Crossing	09/21/11	$13,453	5.2075%	10/06/21
Mullins Crossing Shopping Center	08/18/11	$21,895	5.50%	09/06/16
Silver Springs	06/30/11	$8,800	5.032%	07/01/21
Shoppes at Prairie Ridge (5)	06/22/11	$13,359	30-day LIBOR + 2.50%	06/22/16
Draper Peaks	06/17/11	$23,905	5.739%	10/01/15
Walgreens – Walgreens Plaza	06/13/11	$4,650	5.304%	07/01/21
Walgreens – Heritage Square	06/13/11	$4,460	5.10%	07/01/21
Walgreens – Lake Mary Plaza	06/13/11	$5,080	5.10%	07/01/21
Perimeter Woods	06/01/11	$33,330	6.02%	09/01/18
University Town Center	05/19/11	$18,690	5.475%	06/01/21
The Village at Bay Park	05/16/11	$9,183	5.58%	06/01/21
Pick N Save Grocery Store	05/05/11	$4,490	5.425%	06/01/41
Copps Grocery Store	04/29/11	$3,480	5.425%	05/01/41
Northcrest Shopping Center	04/29/11	$15,780	5.475%	05/01/21
Prattville Town Center	04/29/11	$15,930	5.475%	05/01/21
Bell Oaks Shopping Center	04/01/11	$6,548	5.585%	04/01/21

Lima Marketplace	03/04/11	$8,383	5.80%	04/01/21
Waxahachie Crossing	02/25/11	$7,750	5.55%	03/01/21
Colonial Square Town Center and Shops at Village Walk (6)	12/21/10	$25,000	5.50%	01/01/18
Time Warner Cable Div. HQ	12/06/10	$9,100	5.177%	11/01/20
Kohl’s Bend River Promenade (7)	11/05/10	$9,350	30-day LIBOR + 2.75%	11/05/15
The Crossings at Hillcroft	10/01/10	$11,370	3.88%	10/01/17
Siemens’ Building	09/30/10	$10,250	5.06%	10/01/20
Whispering Ridge, Kohl’s at Calvine Pointe and Lake City Commons (8)	09/01/10	$20,700	5.70%	09/01/20
Publix Shopping Center	07/30/10	$6,981	5.90%	05/10/14
Tradition Village Center (9)	06/10/10	$9,500	4.25%	06/01/15
The Landing at Tradition (9)	06/10/10	$31,000	4.25%	06/01/15
Regal Court	05/19/10	$23,900	5.30%	06/01/15
Pleasant Hill Commons	05/11/10	$6,800	6.00%	06/01/17
		$657,434

(1)  As part of the assumption of this loan, we also assumed the related interest rate swap associated with the loan.  See “Quantitative and Qualitative Disclosures About Market Risk.”

(2)  Concurrent with closing, we entered into an interest rate swap related to this loan.  See “Quantitative and Qualitative Disclosures About Market Risk.”

(3)  This loan bears interest at a fixed rate equal to 4.08% per annum until March 31, 2015, 4.18% per annum from April 1, 2015 until March 31, 2016, 4.33% per annum from April 1, 2016 until March 31, 2019 and 4.43% per annum from April 1, 2019 until April 1, 2022.

(4)  This loan is secured by cross-collateralized first mortgages on ten Dollar General properties.

(5)  The principal amount of this loan may be increased to $16,700 in connection with the payment of certain earnout closings aggregating approximately $6,100.  The earnout closings relate to vacant spaces at the time of the closing, totaling 28,490 square feet.  Concurrent with closing, we entered into an interest rate swap related to this loan.  See “Quantitative and Qualitative Disclosures About Market Risk.”

(6)  This loan is secured by cross-collateralized first mortgages on these two properties.

(7)  The loan is recourse to the borrower and non-recourse to us, subject to standard non-recourse carve outs and further subject to an election to assume recourse liability by us in the case of a Kohl’s lease default or Kohl’s lease termination.  On March 11, 2011, we entered into an interest rate swap related to this loan.  See “Quantitative and Qualitative Disclosures About Market Risk.”

(8)  This loan is secured by cross-collateralized first mortgages on these three properties.

(9)  Each loan bears interest at a fixed rate equal to 4.25% per annum until May 31, 2013, 4.50% per annum from June 1, 2013 until May 31, 2014 and 5.00% per annum from June 1, 2014 until June 1, 2015. We have provided a partial guarantee on these loans, making them recourse for 50% of the unpaid principal and 100% of unpaid interest.

Management

Our Directors and Executive Officers

The following updates the section of our prospectus captioned “Management — Our Directors and Executive Officers,” which begins on page 79.

On July 11, 2012, our board of directors promoted Steven T. Hippel to the position of chief financial officer of the Company.  The Business Manager also promoted Mr. Hippel to the position of chief financial officer, effective July 11, 2012.  In addition to his new positions as chief financial officer of the Company and the Business Manager, Mr. Hippel, 40, will continue to serve as our treasurer and chief accounting officer as well as the treasurer and chief accounting officer of our Business Manager, positions he has held since November 2009.  Mr. Hippel previously served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation, from September 2004 to May 2009.  Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX’s nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets.  Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004.  At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds.  Mr. Hippel also worked with Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his master of science degree in accountancy from DePaul University in Chicago, Illinois.  Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

The appointment of Mr. Hippel to the position of our chief financial officer was not made pursuant to any arrangement or understanding with any other person.  We do not separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or our Real Estate Managers for any compensation paid to individuals who also serve as our executive officers or the executive officers of our Business Manager or its affiliates or our Real Estate Managers.  Mr. Hippel does not have any direct or indirect material interests in any transaction with us or in any currently proposed transaction to which we are a party.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

During the month of June 2012, we issued approximately 5.9 million shares of our common stock resulting in aggregate gross offering proceeds of approximately $58.2 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of July 17, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	90,702,209	902,814,815	86,317,561	816,497,254

Shares sold pursuant to our distribution reinvestment plan:	3,587,340	34,079,733	–	34,079,733

Shares purchased pursuant to our share repurchase program:	(680,910)	(6,485,118)	–	(6,485,118)
Total:	93,628,639	$930,609,430	$86,317,561	$844,291,869

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.